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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission File Number 000-19462

NOTIFICATION OF LATE FILING

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q
	☐	Form N-SAR	☐	Form N-CSR
For Period Ended:	September 30, 2004
☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K
For the Transition Period Ended:

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full Name of Registrant: Artisoft, Inc.
Former Name if Applicable: Not applicable.
Address of Principal Executive Office (Street and Number): 5 Cambridge Center
City, State and Zip Code: Cambridge, MA 02142

PART II
RULES 12b-25(b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

        State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

        On September 28, 2004, Artisoft completed its acquisition of Vertical Networks and also completed a related financing. Due to the timing of these transactions, Artisoft was unable, without unreasonable effort or expense, to include appropriate disclosures about the transactions throughout the disclosures in its quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2004. In particular, Artisoft has been unable, without unreasonable effort or expense, to consolidate the financial results of Vertical Networks for the fiscal quarter ended September 30, 2004 with the financial results of Artisoft for the same period, to the extent required to be disclosed in the Form 10-Q. Artisoft anticipates filing the Form 10-Q no later than the fifth calendar day following the prescribed date.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification: Duncan G. Perry, Chief Financial Officer, (617) 354-0600.
(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No
(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        Revenue for the quarter ended September 30, 2004 increased between 35% and 55% from the corresponding quarter in 2003. Sales of our TeleVantage product line increased approximately 25% in the quarter ended September 30, 2004, compared to the quarter ended September 30, 2003. Our results for the quarter ended September 30, 2004 also include the results of Vertical Networks, which we acquired on September 28, 2004, through September 30, 2004. The acquisition of Vertical Networks resulted in an additional 10% to 30% increase in sales as a result of sales of Vertical Networks products between September 28 and September 30, 2004. A significant percentage of Vertical Networks' sales traditionally have been recognized in the last several days of a fiscal quarter.

        Operating expenses for the quarter ended September 30, 2004 increased approximately 17% to 20% from the corresponding quarter in 2003, including the effects of our acquisition of Vertical Networks and reflecting increased payroll and employee related expenses.

        Preliminary, unaudited results indicate that net loss for the quarter ended September 30, 2004 decreased somewhat from the corresponding quarter in 2003. The variance is subject to significant change as a result of small changes in the final, reviewed revenue and operating expense results.

Artisoft, Inc. (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2004	By:	/s/ DUNCAN G. PERRY Name: Duncan G. Perry Title: Chief Financial Officer

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FORM 12b-25
PART I REGISTRANT INFORMATION
PART II RULES 12b-25(b) AND (c)
PART III NARRATIVE
PART IV OTHER INFORMATION